UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

330 West 34th Street

New York, New York 10001

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of	2
December 31, 2018 and 2017

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2018 and 2017	3

Notes to Financial Statements	4

Supplemental Schedules*:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2018	11

*   Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Foot Locker Puerto Rico 1165(e) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Foot Locker Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018  and 2017, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2004.

New York, New York

July 1, 2019

Foot Locker Puerto Rico 1165e Plan

Statement of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value	$2,746,101	$4,095,387
	2,746,101	4,095,387

Notes receivable from participants	286,106	376,176
Receivables:
Participant contributions	15,245	32,128
Employer contributions	48,929	50,802
Total assets	3,096,381	4,554,493

Liabilities:
Accrued and other expenses	16	522
Net assets available for benefits	$3,096,365	$4,553,971

See accompanying notes to the financial statements.

Foot Locker Puerto Rico 1165e Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation of investments	$(59,919)	$21,248
Dividends	26,873	28,331
Total investment (loss) income	(33,046)	49,579
Interest on notes receivable from participants	10,613	14,826
Contributions:
Participants	318,160	323,704
Employer	48,929	50,802
Total contributions	367,089	374,506

Total additions	344,656	438,911

Deductions from net assets attributed to:
Benefits paid to participants	1,789,256	525,309
Administrative fees	13,006	16,782
Total deductions	1,802,262	542,091

Net (decrease)/increase in net assets	(1,457,606)	(103,180)

Net assets available for benefits:
Beginning of year	4,553,971	4,657,151
End of year	$3,096,365	$4,553,971

See accompanying notes to financial statements.

Foot Locker 1165(e) Plan

Notes to Financial Statements

December 31, 2018 and 2017

(1)Description of the Plan

The following description of the Foot Locker Puerto Rico 1165(e) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)     General

In September 2004, the Plan was established with an effective date of January 1, 2004. The Plan is a defined contribution plan covering generally all employees of Foot Locker, Inc. (the “Company” or the “Plan Sponsor”) whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Wells Fargo Bank, N.A. is the custodian and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee of the Plan.

(b)     Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 8%. The maximum allowable reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. For both 2018 and 2017, pre-tax contributions could be made up to the Puerto Rico Department of Treasury limit of $15,000. Participants may also roll over certain amounts representing distributions from other qualified retirement plans. Prior to January 1, 2018, the Plan limited participation to employees who had attained at least the age of twenty-one and have completed one year of service consisting of at least 1,000 hours. Effective January 1, 2018, eligible associates may contribute to the plan following 28 days of employment. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company makes a matching contribution in an amount equal to 25% of the employees’ pre-tax contributions on up to the first 4% of the employees’ compensation (subject to certain limitations). Matching contributions at the Company’s option, are made either in shares of the Company’s common stock (“Foot Locker Shares”) or in cash to be invested in Foot Locker Shares. Participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2018 and 2017 were made entirely in cash. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made in 2018 or 2017.

(c)     Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions and allocations of the Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Foot Locker 1165(e) Plan

Notes to Financial Statements

December 31, 2018 and 2017

(1)Description of the Plan (continued)

(d)     Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested for each annual matching contribution after five years of vesting service, as defined in the Plan document.

(e)     Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) – Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the Participant to invest in a mix of stocks, bonds, and capital preservation investments. Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Baron Small Cap Fund – The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Mainstay Large Cap Growth Fund – The fund’s objective is to seek long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund – The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust S&P 500 Index Fund – The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund – The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Dodge & Cox Stock Fund – The fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests primarily in a diversified portfolio of equity securities. The fund will invest at least 80% of its total assets in equity securities including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Foot Locker 1165(e) Plan

Notes to Financial Statements

December 31, 2018 and 2017

(1)Description of the Plan (continued)

Metropolitan West Total Return Bond Fund – The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities and restricted securities.

Wells Fargo Stable Return Fund – The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund - Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)     Notes Receivable from Participants

Participants may borrow from their accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $286,106 and $376,176 were outstanding at December 31, 2018 and 2017, respectively, bearing interest rates ranging from 3.25% to 5.50% at December 31, 2018 and 3.25% to 4.50% at December 31, 2017.

(g)     Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed either in Foot Locker Shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

Unclaimed benefits are reported in the Plan’s financial statements within net (depreciation) appreciation of investments.

Foot Locker 1165(e) Plan

Notes to Financial Statements

December 31, 2018 and 2017

(1)Description of the Plan (continued)

(h)     Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and, therefore, are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred and receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net (depreciation) appreciation of investments on the statements of changes in net assets available for benefits.

Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of participants invested in the respective investment funds, which generated such amounts. Revenue sharing fees received by the Plan are reported in the Plan’s financial statements within net (depreciation) appreciation of investments.

(i)     Forfeitures

Forfeitures of non-vested employer matching contributions are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $850 and $1,268 in 2018 and 2017, respectively. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $3,499 and $2,972, respectively.

(2)Summary of Significant Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)     Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net (depreciation) appreciation of investments in the statements of changes in net assets available for benefits. Dividend income and capital gains earned from the mutual funds and common stock is recorded as dividends in the statements of changes in net assets available for benefits. See Note 7 for a discussion of fair value measurements.

Foot Locker 1165(e) Plan

Notes to Financial Statements

December 31, 2018 and 2017

(2)Summary of Significant Accounting Policies (continued)

The Plan has an indirect investment in a fully benefit-responsive common collective trust through the Wells Fargo Stable Return Fund. This investment is reported at fair value, which approximates contract value.  The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. There are no unfunded commitments or reserves as of December 31, 2018 and 2017.

(d)     Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participants loans are reclassified as distributions based upon the terms of the Plan document.

(e)     Payment of Benefits

Benefits are recorded when paid.

(f)     Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. The manner of adoption varies, with certain provisions applied on retrospectively, while others applied prospectively. Adoption of this ASU is not expected to have a significant effect on the Plan’s financial statements.

(3)Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)Tax Status

On November 26, 2013, the Company received a favorable determination letter, confirming that the Plan, as amended effective January 1, 2011, is in compliance with the provisions of the Internal Revenue Code (“IRC”) for a New Puerto Rico. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the PR Code, as amended, and the trust established thereunder will be entitled to exemption from local income taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluated tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Foot Locker 1165(e) Plan

Notes to Financial Statements

December 31, 2018 and 2017

(5)Risks and Uncertainties

The Plan offers a number of investment options including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor. At December 31, 2018 and 2017, approximately 25% and 19%, respectively, of the Plan's net assets were invested in the common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of Foot Locker, Inc. and the market’s evaluation of such performance.

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity, and related income of these securities, including the Foot Locker Stock Fund, is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Foot Locker 1165(e) Plan

Notes to Financial Statements

December 31, 2018 and 2017

(6)Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2018 and 2017. There were no transfers between levels during 2018 and 2017. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

Fair value Measurements at December 31, 2018
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$-	1,914,153	-	$1,914,153
Mutual funds	44,694	-	-	44,694
Common stock:
Foot Locker Stock Fund	787,254	-	-	787,254
	$831,948	$1,914,153	$-	$2,746,101

Fair value Measurements at December 31, 2017
Description	Level 1	Level 2	Level 3	Total
Commingled funds	$-	3,143,128	-	$3,143,128
Mutual funds	73,306	-	-	73,306
Common stock:
Foot Locker Stock Fund	878,953	-	-	878,953
	$952,259	$3,143,128	$-	$4,095,387

(7)Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares or units of various commingled funds which were managed by Wells Fargo Bank N.A.. The Plan invests in common stock of the Company and issues loans to participants.

Supplemental Schedule

Foot Locker Puerto Rico 1165(e) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2018

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost **	(e) Current value
	Commingled Funds:
* Northern Trust	Northern Trust S&P 500 Index Fund	27	units	-	$7,592
* Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	211	units	-	26,283
* Northern Trust	Northern Trust Focus 2030 Fund	332	units	-	58,366
* Northern Trust	Northern Trust Focus 2035 Fund	3,504	units	-	637,509
* Northern Trust	Northern Trust Focus 2040 Fund	1,202	units	-	220,285
* Northern Trust	Northern Trust Focus 2045 Fund	1,891	units	-	346,336
* Northern Trust	Northern Trust Focus 2050 Fund	1,603	units	-	293,492
* Northern Trust	Northern Trust Focus 2055 Fund	979	units	-	173,957
* Northern Trust	Northern Trust Focus 2060 Fund	390	units	-	48,963
* Wells Fargo	Wells Fargo Stable Return Fund	1,830	units	-	101,370
	Mutual Funds:
Goldman Sachs	Goldman Sachs Small Cap Value Fund	26	units	-	1,226
Dodge & Cox	Dodge & Cox Stock Fund	75	units	-	12,953
Baron Small	Baron Small Cap Fund	73	units	-	1,823
Mainstay	Mainstay Large Cap Growth Fund	1,551	units	-	13,059
Metropolitan West	Metropolitan West Total Return Bond Fund	1,505	units	-	15,633
	Stock Fund:
* Foot Locker, Inc.	Foot Locker Stock Fund	14,798	shares	-	787,254
	Loans:
* Plan Participants	Notes receivable from participants	91 loans were outstanding at December 31, 2018, bearing interest at rates from 3.25%-5.50%, maturing through 2024		-	286,106
					$3,032,207

*Party-in-interest as defined by ERISA.

**Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker Puerto Rico 1165(e) Plan

By:	/s/ Lauren B. Peters
Lauren B. Peters
Executive Vice President and
Chief Financial Officer

Date: July 1, 2019

EXHIBIT INDEX

Exhibit No.Description

     23Consent of Independent Registered Public Accounting Firm